BAKER & MCKENZIE
麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

08003968

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

July 22, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 17, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Chun-Hui Lin

PROCESSED
JUL 25 2008 E
THOMSON REUTERS

dlw 7/24

Chun-Hui Lin / Ingrid Chiu

Encl.

BAKER & MCKENZIE

貝克·麥堅時律師事務所

RECEIVED

2008 JUL 24 A 5: 08

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on July 17, 2008:

1. Overseas Regulatory Announcement – Announcement in Relation to Resolutions of the 2nd Meeting of the 5th Session of the Board of Directors, released on July 18, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT IN RELATION TO RESOLUTIONS OF THE 2ND MEETING OF THE 5TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The 2nd meeting (the "**Meeting**") of the 5th session of the board of directors (the "**Board**") of Huadian Power International Corporation Limited * (the "**Company**") was convened on 18 July 2008 (Friday) at the Company's conference room at No. 14 Jingsan Road, Jinan City, Shandong Province. Mr. Yun Gongmin, the chairman of the Company, presided over the Meeting, and 12 directors of the Company attended the Meeting in person. The Meeting was convened in compliance with the relevant laws, regulations and the relevant provisions of the articles of association of the Company, and was lawful and valid. Mr. Li Xiaopeng, the chairman of the supervisory committee, Mr. Peng Xingyu and Ms. Zheng Feixue, supervisors of the Company, attended the Meeting as non-voting participants.

The following resolutions were passed upon voting by the directors who had attended the Meeting:

1. Considered and approved the rectification report on issues set out in the Rectification Report on Corporate Governance and Specific Activities of the Company in 2007, approved the submission of this report to the Shandong Regulatory Bureau of the China Securities Regulatory Commission (the "**Shandong Regulatory Bureau**") and the Shanghai Stock Exchange (the "**SSE**"), and authorized the managing director or his authorized individuals to amend at his discretion and to timely publish the same pursuant to the requirements of regulatory authorities. Details of the report are available on the website of the SSE at http://www.sse.com.

2. Considered and approved the proposal in relation to Specific System on Prevention the Controlling Shareholder and Its Related Parties from the Use of Listing Company's Fund, approved the submission of such system to the Shandong Regulatory Bureau and the SSE, and authorized the managing director or his authorized individuals to amend at his discretion and to timely publish the same pursuant to the requirements of regulatory authorities. Details of the

system are available on the website of the SSE at http://www.sse.com.

3. Considered and approved the proposal in relation to the amendments to Management Rules on Information Disclosure of the Company, approved the submission of such amended rules to the Shandong Regulatory Bureau and the SSE, and authorized the managing director or his authorized individuals to amend at his discretion and to timely publish the same pursuant to the requirements of regulatory authorities. Details of the system are available on the website of the SSE at http://www.sse.com.

4. Considered and approved the proposal in relation to the amendments to Management Methods on Raised Proceeds of the Company, approved the submission of such amended methods to the Shandong Regulatory Bureau and the SSE, and authorized the managing director or his authorized individuals to amend at his discretion and to timely publish the same pursuant to the requirements of regulatory authorities. Details of the methods are available on the website of the SSE at http://www.sse.com.

5. Considered and approved the proposals of Application for the Listing of Circulating Shares subject to Trading Moratorium, approved the submission of related documents by the Company in relation to the application for listing of circulating shares held by Shandong International Trust Corporation, a shareholder of the Company, of which the trading moratorium period expired (the documents include, but not limited to the Application Form for the Listing of Circulating Shares subject to Trading Moratorium, the Announcement in respect of the Listing of Circulating Shares subject to Trading Moratorium and the valuation review of underwriting institutions), authorized the secretary to the Board of the Company and relevant departments to deal with related general matters.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
18 July 2008

* *For identification only*

END